Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
Quantum Arts Co., Limited	Hong Kong
Hongkong Stellar Wisdom Co., Limited	Hong Kong
DarkIris Digital Technology (Xiamen) Co., Ltd.	PRC
Aether Intelligence Pte. Ltd.	Singapore